UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

SKEENA RESOURCES LIMITED

(Translation of Registrant's Name into English)

001-40961
(Commission File Number)

1021 West Hastings Street, Suite 650, Vancouver, British Columbia, V6E 0C3, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☐                 Form 40-F        ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	Eskay Creek Project – NI 43-101 Technical Report and Feasibility Study – British Columbia, Canada – Amended & Restated Report date: September 19, 2022.
99.2	Consent of Qualified Person (NI 43-101) - Willie Hamilton (AGP Mining Consultants Inc)
99.3	Consent of Qualified Person (NI 43-101) - Ian Sitwell (BGC Engineering Inc)
99.4	Consent of Qualified Person (NI 43-101) - Davood Hasanloo
99.5	Consent of Qualified Person (NI 43-101) - Rolf Schmit (ERM)
99.6	Consent of Qualified Person (NI 43-101) - Gerry Papini
99.7	Consent of Qualified Person (NI 43-101) - Kevin Murray
99.8	Consent of Qualified Person (NI 43-101) - Mohammad Ali Hooshiar Fard
99.9	Consent of Qualified Person (NI 43-101) - Peter Mehrfert
99.10	Consent of Qualified Person (NI 43-101) - Sheila Ulansky (SRK Consulting (Canada) Inc.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2022

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer